SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF FULL REDEMPTION TO THE HOLDERS OF

BRASKEM FINANCE LIMITED

7.250% SENIOR NOTES DUE 2018

(CUSIP: 10553YAA3; G1315RAA9) *

(ISIN: US10553YAA38; USG1315RAA98) *

NOTICE IS HEREBY GIVEN, by Braskem Finance Limited, a Cayman Islands exempted company (the “Company”), to all holders (the “Holders”) of the Company’s 7.250% Senior Notes due 2018 (the “Notes”), pursuant to Section 3.4 of the Indenture, dated as of June 5, 2008, as amended and supplemented by the First Supplemental Indenture, dated as of April 16, 2012 and Second Supplemental Indenture, dated as of February 3, 2014  (collectively, the “Indenture”), among the Company, Braskem S.A. (the “Guarantor”), The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Principal Paying Agent, as follows:

1.            On March 29, 2018 (the “Redemption Date”), pursuant to Section 3.1(c) of the Indenture and paragraph 10(c) of the Notes, the Company will redeem the full aggregate principal amount of the outstanding Notes under CUSIP Nos. 10553YAA3; G1315RAA9, and ISIN Nos. US10553YAA38; USG1315RAA98, for an aggregate redemption price (the “Redemption Price”) to be determined pursuant to the terms of the Indenture as the greater of:

•         100% of the principal amount, together with accrued but unpaid interest, if any, to, but not including, the Redemption Date; and

•         the sum of the present values of the Remaining Scheduled Payments, discounted, to the Redemption Date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, using a discount rate equal to the Treasury Rate, plus 0.50%.

2.            The Notes must be surrendered to the Principal Paying Agent or the Paying Agent to collect the Redemption Price. Because the Notes are held in book entry form, payment of the redemption price will be made directly to the registered holder.

3.            The name and address of the Principal Paying Agent and Paying Agent are as follows:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

12-15 Finsbury Circus

London, EC2M 7BT

United Kingdom

Attention: Securities Services

With a copy to:

The Bank of New York Mellon

101 Barclay Street – Floor 7E

New York, New York 10286

Attention: Corporate Trust Department

4.            On the Redemption Date, the Redemption Price will become due and payable upon each Note. Unless the Company defaults in making the Redemption Price payment or the Paying Agent is prohibit from making such payment pursuant to the terms of the Indenture, interest on the Notes shall cease to accrue on and after the Redemption Date. Upon redemption, the Notes will cease to be listed on the Singapore Stock Exchange, and the Notes and the related guarantee by the Guarantor will be cancelled and any obligation thereunder extinguished.

5.            Notice of determination of the Redemption Price will be given to Holders on or about the third business day preceding the Redemption Date.

6.            Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

                                                     ______________________________________________________

BRASKEM FINANCE LIMITED

Dated: March 22, 2018

Important Tax Information

Payments made to holders of Notes (“Holders”) may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 28%. To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption should complete and return an Internal Revenue Service (“IRS”) Form W-9, certifying that the Holder is a U.S. person, that the taxpayer identification number (“TIN”) provided is correct, and that such U.S. Holder is not subject to backup withholding. A Holder that is not a U.S. person may qualify as exempt from backup withholding by providing an applicable IRS Form W-8, attesting to the Holder’s foreign status. Such forms may be obtained at the IRS website at www.irs.gov. Failure to provide the correct information may subject the Holder to penalties imposed by the IRS.

*No representation is made as to the accuracy of the CUSIP or ISIN numbers either as printed on the Notes or as set forth in this Notice of Redemption and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.